Exhibit 99.1

Nano Dimension Completes Acquisition of Desktop Metal

New Leadership Team to Transform Combined Company by Focusing on Products and Services With a Growth Outlook That Can Deliver Financial Results

Waltham, Massachusetts – April 2, 2025 – Nano Dimension, a digital manufacturing leader, today announced the completion of its acquisition of Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”), establishing a global leader in innovative disruptive systems, software, and materials for high-value, high-performance electronics, mechanical, and medical applications. The transaction, valued at $179.3 million or $5.295 per share, was finalized following receipt of all necessary regulatory approvals and satisfaction of customary closing conditions.

The combined company

The combined company is expected to have annual revenue for the year ended December 31, 2024 of over $200 million, based on preliminary and unaudited full year 2024 results.

The expanded enterprise will have global operations designing and delivering a complementary portfolio of advanced manufacturing solutions, including capital equipment, materials, and software, for design-to-manufacturing of sophisticated electronics, mechanical, and medical applications.

The expanded diverse customer base will include Fortune 500 companies and industry leaders across aerospace & defense, automotive, consumer, electronics, industrial automation, medical technology, along with research & development, academic, and government organizations.

New leadership to execute a strategic financial transformation

This acquisition was completed under the stewardship of a new board of directors and management team from when the merger agreement was signed in July 2024. This refreshed group is concentrated on addressing the realities of a combined company with an unwavering focus on establishing a sustainable business model.

The management team of Nano Dimension is committed to generating substantial shareholder returns, attracting top industry talent, and serving as a trusted innovation partner for global customers.

Since Nano Dimension’s new leadership assumed responsibility in December 2024, Nano Dimension has been undergoing a strategic review and has undertaken notable improvements in its operating model to reduce expenses of the core business. Building on these early successes, the leadership team will now expand these optimization initiatives across the combined organization with increased scope and urgency.

The new leadership’s accelerated transformation plan centers on:

●	Maintaining Financial Strength: Ensure a robust capital base.

●	Driving Profitable Growth: Focus on products and services where there is innovative technology with a growth outlook that can deliver financial results.

●	Growing Margins: Achieve economic efficiencies in manufacturing, operations, supply chains and information systems.

●	Building Indispensable Customer Partnerships: Deliver solutions that make Nano Dimension a critical manufacturing partner.

Mr. Ofir Baharav, Chairman of the board of directors of Nano Dimension, commented: “The completion of the Desktop Metal acquisition represents a significant opportunity. We are excited about the ability to offer leading customers more innovative technologies. Our new leadership group is squarely focused on implementing necessary measures to achieve a sustainable business model that will allow us to successfully create value for all stakeholders. We will make clear-eyed, objective assessments of our combined operations, identifying immediate cost synergies, and strategically realigning resources toward our highest-potential product lines.

Our commitment to shareholders is straightforward: disciplined capital management, prioritization of resources to areas that will drive meaningful returns, aggressive margin improvement through operational efficiencies, and a relentless focus on building the customer relationships that will sustain our business for the long term.”

Nano Dimension will provide additional details regarding integration plans and financial outlook for the combined company following a comprehensive strategic review. Nano Dimension will also address potential synergies with its pending merger with Markforged Holding Corporation (NYSE: MKFG) (“Markforged”) in future communications.

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

The preliminary estimated financial results for the full year ended December 31, 2024 included in this press release are preliminary, unaudited and subject to completion, and may change as a result of management’s continued review. Such preliminary results are subject to the finalization of year-end financial and accounting procedures, including review of the results of the combined company. The preliminary financial results represent management estimates that constitute forward-looking statements subject to risks and uncertainties, as described below. As a result, the preliminary financial results may materially differ from the actual results when they are completed and publicly disclosed in Nano Dimension’s Annual Report on Form 20-F.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plans, optimization initiatives, value to shareholders and its ability to manage capital, prioritize resources to areas that will drive meaningful returns, improve margins through operational efficiencies, and build customer relationships and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Nano Dimension’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano Dimension, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Investors: Moshe Rozenbaum, VP Corporate Development | ir@nano-di.com
Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com